HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

July 20, 2004

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Banca Intesa and Doğuş Holding A.Ş. have ceased negotiations for the acquisition by Banca Intesa from Doğuş Holding A.Ş. of a controlling interest in Garanti Bank due to their differences over the share purchase agreement to be executed.

To this effect, on July 20, 2004, Banca Intesa and Doğuş Holding A.Ş. executed a termination agreement stating that they will not proceed with the acquisition which was earlier announced on March 8, 2004, according to which Banca Intesa would have acquired 40.05% of Garanti Bank's voting share capital with an option to acquire further shares up to 9.96% of Garanti Bank's shares.

Yours Sincerely,

Olca ERDOST
Vice President
Investor Relations

pp-
Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development & Investor Relations

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